[Letterhead of Five Star Quality Care, Inc.]

June 17, 2005

VIA EDGAR

Ms. Nasreen Mohammed

Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

101 F Street, N.E.

Washington, D.C. 20549

RE:	Five Star Quality Care, Inc. Form 10-K for the fiscal year ended December 31, 2004 Filed March 29, 2005 File No. 1-16817

Dear Ms. Mohammed:

The purpose of this letter is to respond to the letter of June 3, 2005 we received from Larry Spirgel. For your convenience, the original comments appear in bold text, followed by our responses (dollars in thousands).

Form 10-K for the fiscal year ended December 31, 2004, filed March 29, 2005

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

1.	We note that you completed the acquisition of LTA Holdings, Inc. (LTA) in November 2004. Please discuss the impact of acquiring LTA on your future results of operations.

On an annualized basis, LTA represents approximately 10% of our total revenues. We will discuss the impact of acquiring LTA on our results of operations in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of future filings to the extent that the acquisition impacts the comparability of our financial reporting.

Notes to Consolidated Financial Statements
Note 2, Summary of Significant Accounting Policies,
Continuing Care Contracts and Revenue Recognition, page F-8

2.	Expand the disclosure of your revenue recognition policy to describe the significant terms of long care arrangements that require the payment of a one-time advance

Ms. Nasreen Mohammed

Securities and Exchange Commission

June 17, 2005

deposit. Describe the method you use to amortize the non refundable portion into income and disclose how you determine the amortization period. Also expand the disclosure in Critical Accounting Policies at page 30 to discuss the specific uncertainties associated with the methods, assumptions, or levels of judgment you use in recognizing revenue under these arrangements. Please refer to Section IV.B of the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations in Release No. FR-72.

In future filings, as applicable, we will expand our disclosures in the Notes to Consolidated Financial Statements to include the following with respect to our revenue recognition and continuing care contracts accounting policies:

“Residents at certain of our communities that are managed by Sunrise Senior Living Services may enter into continuing care contracts. We offer two forms of continuing care contracts to new residents. One form of contract provides that 10% of the resident admission fee becomes non-refundable upon occupancy, and the remaining 90% becomes non-refundable at the rate of 1.5% per month of the original amount over the subsequent 60 months. The second form of contract provides that 30% of the resident admission fee is non-refundable upon occupancy and 70% is refundable. Three other forms of continuing care contracts are in effect with existing residents but are not offered to new residents. One historical form of contract provides that the resident admission fee is 10% non-refundable upon occupancy and 90% refundable. A second historical form of contract provides that the resident admission fee is 100% refundable. A third historical form of contract provides that the resident admission fee is 1% refundable and 99% non-refundable upon admission. In each case, we amortize the non-refundable part of these fees into revenue over the actuarially determined remaining life of the resident. Refundable admission fees are reimbursed by us when residents relocate from our communities.”

In future filings, as applicable, we will expand our disclosures in Critical Accounting Policies to include the following:

“At certain of our communities, we offer continuing care contracts under which residents may pay admission fees in exchange for reduced charges during their occupancy. These fees may be refundable or non-refundable, or partially refundable and partially non-refundable. We record these fees as obligations and amortize the non-refundable amounts into revenue over the actuarially determined remaining lives of the individual residents. Actuarially determined remaining lives are estimates based upon general demographic samplings and averages. The actual remaining lives and the actual period of occupancy of the individual residents who pay the non-refundable fees may differ materially from these estimates. In the future, if we find that such differences are material, we may change the actuarial tables which we use; and these changes could have a material impact upon our financial statements.”

{B0416825; 1}

Ms. Nasreen Mohammed

Securities and Exchange Commission

June 17, 2005

3.

It appears that you have recorded a portion of advance payments for continuing care contracts as long-term liabilities. Tell us the accounting literature you considered in determining the appropriate classification of advance payments on the balance sheet.

As more fully described in our response to comment 2 above, at certain of our communities we offer continuing care contracts under which residents make advance payments. Under the terms of the contracts, certain amounts paid to us by the residents are either non-refundable or refundable. As of December 31, 2004, we held non-refundable and refundable advance payments arising from these contracts of approximately $3,800 and $5,700, respectively. Since our residents typically reside in our communities for periods exceeding one year, we have historically classified the part of these advance payments that we anticipate refunding within 12 months as a current liability and the remainder as a non-current liability. We believe our presentation is consistent with the illustrative financial statements for a continuing care retirement community in the AICPA Audit and Accounting Guide, Health Care Organizations.

We understand that the Commission staff has had recent discussions with another registrant on the appropriate balance sheet classification of refundable advance payments. We understand that the Commission staff may view the Financial Accounting Standard No. 78, “Classification of Obligations that are Callable by the Creditor, an amendment of ARB No. 43, Chapter 3A,” as the more appropriate governing accounting guidance. Under Statement No. 78, the refundable advance payments which we receive from residents would be considered due on demand and, therefore, would be classified as current liabilities. At year end 2005, we will consider with our independent accountants reclassifying refundable advance payments as current liabilities, which reclassification would not be material to our financial statements. As of December 31, 2004, we had approximately $4,000 of refundable advance payments classified as a non-current liability, which represented only 5.9% and 1.8% of total long term liabilities and of total liabilities and shareholders equity, respectively. Also, if we were to reclassify these amounts, it would not materially impact net working capital.

Acquisitions, page F-13

4.

In appears that LTA was a material acquisition in 2004. Please provide a brief description of the acquired entity. Please disclose the primary reasons for the acquisition including the factors that contributed to a purchase price that results in the recognition of goodwill. Please provide a condensed balance sheet showing the amount assigned to each major asset and liability caption of the acquired entity as of the acquisition date.

Ms. Nasreen Mohammed

Securities and Exchange Commission

June 17, 2005

In future filings, as applicable, we will expand our disclosures in the Notes to Consolidated Financial Statements to include the following with respect to our acquisition of LTA:

“In November 2004, we acquired 100% of the capital stock of LTA Holdings, Inc., or LTA, for $217,944 including closing costs. LTA owned, leased and operated 47 senior living communities with 2,636 living units, which primarily offer assisted living services, located in seven states. All of the revenues at these communities are paid by residents from their private resources. We acquired LTA because its business complemented our business strategy of focusing our operations in high quality senior living assets where residents pay for our services with private resources. To finance the acquisition, we entered into a $148,250 sale leaseback transaction with Senior Housing Properties Trust for 31 of the communities acquired from LTA. We funded the balance of the purchase price with cash on hand and by assuming Department of Housing and Urban Development insured long term mortgage debt, other short term liabilities and an operating lease for four communities from Health Care Property Investors, Inc. We allocated the purchase price to $5,307 of cash & cash equivalents, $6,354 of other assets, $48,348 of land, buildings and equipment, $148,250 to the land and buildings sold to Senior Housing, $2,590 of lease acquisition costs and $7,095 to goodwill which represents the cost of the acquisition in excess of the fair value of the identifiable net assets acquired. Our purchase accounting related to the LTA acquisition is preliminary, primarily with respect to identification and valuation of intangibles, and is expected to be made final in 2005.”

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your comments and welcome the opportunity to discuss with you our responses provided above. Please call me at (617) 796-8214 if you have any questions or require additional information.

Sincerely,

/s/ Bruce J. Mackey Jr.

Bruce J. Mackey Jr.

Treasurer & Chief Financial Officer

Five Star Quality Care, Inc.